SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Viggle Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

92672V
(CUSIP Number)

Mitchell J. Nelson, 902 Broadway,11th Floor, New York, NY 10010
(Name, address and telephone number of person authorized to receive notices and communications)

03/11/2013
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box .☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

————————————————
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 92672V	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS Robert F.X. Sillerman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	7	SOLE VOTING POWER 94,545,006
SHARES BENEFICIALLY	8	SHARED VOTING POWER 97,245,006
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 94,545,006
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 97,245,006
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 97,245,006
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 73.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 92672V	SCHEDULE 13D/A	Page 3 of 6 Pages

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, par value, $0.001 per share, of Viggle Inc., a Delaware corporation (the “Company”).

Item 2.	Identity and Background.

(a)	The Reporting Person is Robert F.X. Sillerman.

(b)	The Reporting Person’s business address is 902 Broadway, 11th Floor, New York, NY 10010.

(c)
The Reporting Person is the Executive Chairman and Chief Executive Officer of the Company.  The Reporting Person is also the Executive Chairman and Chief Executive Officer of SFX Entertainment Inc., 430 Park Avenue, 6th Floor, New York, NY  10022.

(d)	During the past five years, the reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction pursuant to which as a result of such proceeding the reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the U.S.A.

Item 3.	Source or Amount of Funds or Other Consideration.

Mr. Sillerman has used his personal funds to make the purchases of securities of the Company’s securities.

Item 4.	Purpose of the Transaction.

The Company and the Reporting Person entered into the transactions reported by this Amendment No. 1 to Schedule 13D  to modify certain debt of the Company and to permit the company to obtain additional financing from a third party.  Because the transactions described in the foregoing sections were between the Company and the Reporting Person or an affiliate of the Reporting person, who is the Executive Chairman and Chief Executive Officer of the Company, the Company formed a special committee of independent directors to review the proposed transactions.  The special committee reviewed and unanimously approved such transactions.

(a)   Term Loan Agreement

            On March 11, 2013, Viggle Inc. (the “Company”) entered into a Term Loan Agreement (the “DB Line”) with Deutsche Bank Trust Company Americas (“Deutsche Bank”), under which Deutsche Bank agreed to loan the Company up to $10,000,000.   Repayment of the loan was guaranteed by the Reporting Person.  In consideration for the guarantee provided by Mr. Sillerman, Mr. Sillerman’s designee, Sillerman Investment Company II LLC (“SIC II”) received a warrant for 10,000,000 shares of common stock of the Company which may be exercised at any time within 60 months of the issuance date at $1.00 a share (subject to adjustment in the event of stock splits and combination, reclassification, merger or consolidation)(the “Guarantee Warrant”). The Guarantee Warrant contains a piggyback registration right with respect to the underlying common shares which may be issued if it is exercised.  The Guarantee Warrant was issued in a transaction exempt from registration under the Securities Act of 1933, as amended, in reliance on Section 4(a)(2) thereunder and Rule 506 of Regulation D promulgated thereunder.  The Company will book compensation expense in the third fiscal quarter of approximately $5,551,000 related to the Guaranty Warrant issued to SIC II, as the Reporting Person’s designee.

The Board of Directors also approved for purposes of Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended (the “1934 Act”), the acquisition of the Guarantee Warrant (and any shares issued in connection with the exercise) by Mr. Sillerman, a director of the Company, and SIC II, a director of the Company by deputization for purposes of securing an exemption for the transactions from the provisions of Section 16(b) of the Exchange Act pursuant to Rule 16b-3 thereunder.

(b)           Amended and Restated $25,000,000 Line of Credit

On March 11, 2013, the Company and SIC II, an affiliate of the Reporting Person, entered into an amended and restated line of credit (the “New $25,000,000 Line of Credit”) to the Company, which modified a previous $25,000,000 line of credit (the “Original $25,000,000 Line of Credit”).  The Original $25,000,000 Line of Credit was unsecured and provided for an interest rate of 14% per annum.  The New $25,000,000 [provides for a lower interest rate of 9% per annum and provides, as  security for the Company’s obligations, a pledge of the Company’s (and its subsidiaries’) assets pursuant to a security agreement (the “Security Agreement”, more particularly described below).  In addition the Company and SIC II entered into a subordination agreement (the “Subordination Agreement”, as more particularly described below) by which the repayment and the security for the New $25,000,000 Line of Credit was subordinated to the repayment of the DB Line.

Additionally, in the event of draws which exceed the DB Line Maximum of $10,000,000, the lender will receive 100,000 warrants (which will be in the same form as the Guarantee Warrant) to purchase the Company’s common stock for every $100,000 drawn down and funded to the Company.  These warrants shall be exercisable at a price of $1.00 per share and shall expire five (5) years after issuance.  Because amounts have not yet been drawn on such $25,000,000 Line of Credit and no such warrants have been issued, no such warrants are included in the share amounts set forth on the cover page of this Schedule 13D.  To the extent there are participants other than SIC II who agree to fund a portion of the New $25,000,000 Line of Credit, such participants will be responsible for a pro rata share of each draw and receive the same number of Draw Warrants for each $100,000 drawn from them.

CUSIP No. 92672V	SCHEDULE 13D/A	Page 4 of 6 Pages

(c)           $20,000,000 Line of Credit Exchange

The Company and Sillerman Investment Company LLC (“SIC”), an entity controlled by the Reporting Person, entered into a Line of Credit Grid Promissory Note on June 29, 2012, which was subsequently amended (as amended, the “$20,000,000 Line of Credit Note”), which line of credit was fully drawn and pursuant to which the Company owed SIC $20,781,746 through March 11, 2013.  On March 11, 2013 SIC exchanged the $20,000,000 Line of Credit Note for an 8% Convertible Secured Note (the “8% Note”, as more particularly described below) in the principal amount of $20,781,746, on the terms set forth below.  The 8% Note is subordinated in repayment and security to the DB Line and the New $25,000,000 Line of Credit, provides for an interest rate of 8% (as opposed to the 9% interest rate in the $20,000,000 Line of Credit Note) and matures on March 11, 2016 (as opposed to the June 29, 2013 maturity date for the $20,000,000 Line of Credit Note).  The exchange was made pursuant to an exchange agreement (the “Exchange Agreement”), which provided for the issuance of 40,000 shares of the common stock of the Company, par value $0.001 per share (“Common Stock”) for each $100,000 in principal amount of the Original Note so exchanged, so that the Company issued to SIC 8,312,699 shares of the Company’s common stock in connection with such exchange.  The Company will book compensation expense in the third fiscal quarter of approximately $7,481,000 related to the shares issued to SIC.  The Exchange Agreement permits the Company to issue up to an additional $29,300,000 of additional 8% Convertible Secured Notes on the same terms.  The Reporting Person intends to negotiate with the Company potentially to convert other Company securities currently held by the Reporting Person into 8% Notes.

The 8% Note is convertible into shares of the Company’s common stock in accordance with the terms of an Exchange Agreement, by and between the Company and SIC.   Specifically, the 8% Note may, at any time at the option of the holder thereof, be converted into shares of the Company’s common stock at a conversion price equal to $1.25 per share, subject to customary adjustments for stock splits and stock combinations.  The 8% Note contains customary anti-dilution provisions for stock splits, combinations and dividends only as long as dilution is less than 33%.  Dilution above 33% requires the consent of a majority of holders of the 8% Notes, after which the 8% Notes will receive weighted-average share dilution protection.

The Exchange Agreement provides for holders of the 8% Note to have piggyback registration rights for the shares of common stock into which the 8% Note may be converted.

The Board of Directors also approved for purposes of Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended (the “1934 Act”), for such acquisition of all of such 8,312,699 shares by the Reporting Person, a director of the Company, and SIC, a director of the Company by deputization, for purposes of securing an exemption for the transaction from the provisions of Section 16(b) of the Exchange Act pursuant to Rule 16b-3 thereunder.

The Company may, at its option, prepay the 8% Note. If the Company chooses to prepay the 8% Note, it shall prepay a fixed lump sum in the amount of 108% in the first 12 months, 106% in months 13-24, 104% in months 25-30, and at par thereafter of the principal amount plus interest accrued thereon.  Such payments shall be pro-rata unless otherwise determined by the Note holders.  In the event that the Company issues primary shares in a public offering at an offering price above $1.25 per share, the Company may use up to 33% of the proceeds to prepay the Notes at par plus accrued and unpaid interest.  If a change of control is consummated, each holder has the right to require the Company to repay all or any portion of its 8% Note on the prepayment terms set forth above, or may convert its Note into common shares immediately prior to the transaction.

The 8% Notes also contain certain covenants and restrictions, including, among others, that, for so long as the 8% Notes are outstanding, the Company will not, without the consent of the holders of a majority of the then-outstanding principal amount of the 8% Notes, (i) make any loan or advance in excess of $500,000 to any officer, director, employee of affiliate of the Company (except advances and similar expenditures: (a) under the terms of employee stock or option plans approved by the Board of Directors, (b) in the ordinary course of business, consistent with past practice and (c) to its subsidiaries), (ii) incur any indebtedness that exceeds $5,000,000 in the aggregate other than indebtedness already included in a Board-approved budget and subordinated indebtedness, (iii) guaranty any indebtedness of any unaffiliated third party, (iv) change the principal business of the Company or exit the Company’s current business, provided that the foregoing is subject to the Board’s compliance with its fiduciary duties, (v) sell, assign, or license material technology or intellectual property of the Company except (i) in the ordinary course of business, consistent with past practice, (ii) sales and assignments thereof in any 12 month period that do not have a fair market value in excess of $1,000,000 or (iii) in connection with a change of control transaction, (vi) enter into any corporate strategic relationship involving the payment, contribution or assignment by the Company of its assets that have a fair market value in excess of $10,000,000 or (vii) liquidate or dissolve the Company or wind up the business of the Company, subject to certain exceptions set forth in Section 8 of the 8% Notes.  The protective covenants set forth above (except for (iii) and (vii), which will remain) disappear after 75% of the principal balance of the Notes has been repaid.  Because the Reporting Person currently controls all of the 8% Notes, he will be able to make such determinations himself.

(d)           Security Agreement and Subordination Agreements

Each of the New $25,000,000 Line of Credit and the 8% Notes were secured by all assets of the Company, pursuant to respective security agreements (each, a “Security Agreement”) in favor of the Reporting Person, as Collateral Agent for each lender, with the 8% Note being subordinated in repayment and security to the New $25,000,000 Line of Credit.  SIC II and SIC, each as lender, delivered a subordination agreement to the DB Line holder (each, a “Subordination Agreement”) by which the repayment and security therefor was subordinated to repayment of the DB Line.  Each Subordination Agreement provides that the Company’s notes or Security Agreements may not be modified or amended in any manner which would affect the subordination to the DB Line and that the issuance of new or replacement notes may only be done upon the execution in a form similar to that previously issued and upon specific execution of a new Subordination Agreement by the new or replacement lender.

(e)           Special Committee Action

Because the transactions described in the foregoing sections were between the Company and the Reporting Person or an affiliate of the Reporting person, who is the Executive Chairman and Chief Executive Officer of the Company, the Company formed a special committee of independent directors to review the proposed transactions.  Such special committee reviewed and unanimously approved such transactions.

CUSIP No. 92672V	SCHEDULE 13D/A	Page 5 of 6 Pages

Item 5.	Interest in Securities of the Issuer.

The Reporting Person beneficially owns 97,245,006 shares of common stock, including the following:
(i)	The Reporting Person directly owns 5,730,455 shares of the Company’s common stock.
(ii)	The Reporting Person also indirectly owns 91,514,551 shares of the Company’s common stock, including the following:
a.
54,579,699 shares of common stock owned by Sillerman Investment Company, LLC (which amount includes 46,267,000 shares held by Sillerman Investment Company previously owned by such entity prior to the filing of this Amendment No.1 to Schedule 13D, as well as an additional 8,312,699 shares of common stock issued to such entity pursuant to the Exchange Agreement as set forth in Section 4(c) hereof);

b.	5,000,000 shares of common stock owned by Sillerman Investment Company II, LLC,
c.	2,064,000 shares of common stock issuable upon the exercise of warrants held by Sillerman Investment Company, LLC which are exercisable at $8.00 per share;
d.	545,455 shares of common stock issuable upon the exercise of warrants held by Sillerman which are exercisable at $5.00 per share;
e.	10,000,000 shares of stock issuable upon the exercise of a warrant held by Sillerman Investment Company II LLC, which is exercisable at $1.00 per share;
f.	16,625,397 shares of common stock held by Sillerman Investment Company LLC pursuant to the conversion of the 8% Note, as described in Section 4(c) hereof; and
g.	2,700,000 shares of common stock owned of record by Laura Baudo Sillerman, the Reporting Person’s spouse.

For purposes of Items 7 and 9 of the cover page of this Schedule 13D, the Reporting Person has included all of the above shares, other than the 2,700,000 shares held by Laura Baudo Sillerman, the Reporting Person’s spouse.  Those additional 2,700,000 shares are included in Items 8 and 10 of the cover page of this Schedule 13D. The Company’s most recent Quarterly Report on Form 10-Q reported that the Company had 82,641,753 shares of its common stock outstanding.  Of the amounts set forth above, the 2,064,000 shares described in Section (ii)(c), the 545,455 shares described in Section (ii)(d), the 10,000,000 shares described in Section (ii)(e) and the 16,625,397 shares described in Section (ii)(f) are not yet outstanding, and the 8,312,699 shares of common stock described in Section (ii)(a) were not outstanding as of the date of the most recent Quarterly Report on Form 10-Q. Therefore, the Reporting Person has assumed that those shares are outstanding for calculating his percentage of common stock of the Company that he beneficially owns. In addition, the Reporting Person is aware of an additional 6,419,636 warrants that the Company has issued in prior financing transactions that are exercisable (the “Third Party Warrants”), as well as an additional 5,909,004 shares issued pursuant to the Company’s Executive Incentive Plan that are exercisable (the “Employee Shares”). The Reporting Person has also assumed that all such shares are outstanding for purposes of calculating his percentage ownership. As a result, the 97,245,006 shares owned by the Reporting Person and set forth above represent 73.4% of the Company’s common stock. If, however, the Reporting Person assumed that all of the above shares, other than the Third Party Warrants and the Employee Shares, were outstanding, then the 97,245,006 shares owned by the Reporting Person would represent 80.9% of the Company’s common stock. Although an unaffiliated party owns a minority interest in SIC because the Reporting Person owns and controls a majority of SIC, the Reporting Person has classified those shares in the sole voting and dispositive power categories.  The acquisition of the shares of the Company’s common stock as described in Item 4 of this Amendment No. 1 to Schedule 13D, along with 5,000,000 shares acquired by Sillerman Investment Company II LLC and described on the Reporting Person’s Schedule 13D filed on February 27, 2013, are the only transactions in the Company’s common stock in the previous 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Person is the owner of Sillerman Investment Company, LLC and Sillerman Investment Company II, LLC and thus controls the shares held by such entities.

Item 7.	Material to be filed as Exhibits.

Reference is made to the Company’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on March 15, 2013.  Specifically, the Reporting Person makes reference to the following exhibits to such Current Report on Form 8-K:

Exhibit 10.1                      Form of DB Line
Exhibit 10.2                      Form of Guarantee Warrant
Exhibit 10.3                      Form of New $25,000,000 Line of Credit Note
Exhibit 10.5                      Form of 8% Note
Exhibit 10.6                      Form of Security Agreement for the New $25,000,000 Line of Credit Note
Exhibit 10.7                      Form of Security Agreement for the 8% Note
Exhibit 10.8                      Form of Subordination Agreement

In addition, reference is made to the amendment to the Company’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on March 19, 2013.  Specifically, the Reporting Person makes reference to the following exhibit to such amendment to the Current Report on Form 8-K:

Exhibit 10.1                      Form of Exchange Agreement

CUSIP No. 92672V	SCHEDULE 13D/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VIGGLE INC.

March 20, 2013	By:	/s/ Robert F.X. Sillerman
Robert F.X. Sillerman
Executive Chairman and Chief Executive Officer